UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

Steben Alternative Investment Funds

3.	Securities and Exchange Commission File No.:

811-22880

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐  Initial Application  ☒  Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

687 Excelsior Boulevard

Excelsior MN 55331

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jon Essen

Steben & Company, LLC

687 Excelsior Boulevard

Excelsior MN 55331

(952) 767-6903

jessen@locorrfunds.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

U.S. Bank Global Fund Services

625 East Michigan Street

Milwaukee, WI 53202

(414) 765-3391

As the Registrant’s transfer agent, accounting and administration service provider, U.S. Bank Global Fund Services is responsible for maintaining share transaction and other shareholder records, purchases and sales of securities and other investments, orders, and accounts, including those records required to be maintained under the Investment Advisers Act of 1940.

U.S. Bank, N.A.

Custody Operations

1555 North RiverCenter Drive, Suite 302

Milwaukee, WI 53212

(414) 905-5059

As the Registrant’s custodian, U.S. Bank is responsible for maintaining records with respect to securities positions, purchases and sales of securities and other investments, ledgers, orders, confirmations and other records maintained by or at the custodian.

Steben & Company

687 Excelsior Boulevard

Excelsior MN 55331

(952) 767-6900

Steben & Company, the Registrant’s investment adviser, is responsible for maintaining records with respect to the charter, bylaws, agreements, minute books, records relating to portfolio management activities, and records required to be maintained under Rule 38a-1.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒  Open-end  ☐  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Steben & Company

687 Excelsior Boulevard

Excelsior MN 55331

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not Applicable

13.	If the fund is a unit investment trust (“UIT”) provide:

Not Applicable

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes  ☒  No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes  ☐  No

If Yes, state the date on which the board vote took place:

November 1, 2019

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes  ☐  No

If Yes, state the date on which the shareholder vote took place:

January 17, 2020

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐  Yes  ☒  No**

**       At the close of business on January 24, 2020, the Registrant transferred all of its invest-related assets and liabilities to LoCorr Macro Strategies Fund (“Surviving Fund”), a series of LoCorr Investment Trust in exchange for the commensurate number of shares in the Surviving Fund.

(a)	If Yes, list the date(s) on which the fund made those distributions:

Not Applicable

(b)	Were the distributions made on the basis of net assets? Not Applicable

☐  Yes  ☐  No

(c)	Were the distributions made pro rata based on share ownership? Not Applicable

☐  Yes  ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not Applicable

(e)	Liquidations only: Not Applicable

Were any distributions to shareholders made in kind?

☐  Yes  ☐  No

17.	Closed-end funds only: Not Applicable

Has the fund issued senior securities?

☐  Yes  ☐  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐  Yes  ☒  No (** Refer to footnote above for description of transaction)

If No,

(a)	How many shareholders does the fund have as of the date this form is filed? Not Applicable

(b)	Describe the relationship of each remaining shareholder to the fund: Not Applicable

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes  ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐  Yes  ☒  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?

☐  Yes  ☐  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes  ☒  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $0

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): $0

(iv)	Total expenses (sum of lines (i)-(iii) above): N/A

(b)	How were those expenses allocated?

N/A

(c)	Who paid those expenses?

N/A

(d)	How did the fund pay for unamortized expenses (if any)?

There were no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes  ☒  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes  ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes  ☒  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

LoCorr Investment Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-22509

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File No. 811-22509

Form N-14

December 18, 2019

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Steben Managed Futures Strategy Fund, a series of Steben Alternative Investment Funds, (ii) he is the Chief Financial Officer of Steben Managed Futures Strategy Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Jon C. Essen